UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays Bank PLC Board Changes dated 2 July 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 2, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 2, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

2 July 2012

Barclays PLC

Board changes

Barclays today announces the resignation of its Chairman, Marcus Agius.  The search for a successor both from within the existing Board members and from outside will be led by Sir John Sunderland and will commence today. Mr Agius will remain in post until an orderly succession is assured and Sir Michael Rake has been appointed Deputy Chairman.

Commenting, Marcus Agius said, "It has been my privilege to serve as Barclays Chairman for the past six years. This has been a period of unprecedented stress and turmoil for the banking industry in particular and for the wider world economy in general. Barclays has been well served by an excellent executive team - led, first by John Varley, and now by Bob Diamond - which has worked constructively with a strong and supportive Board of directors. Barclays has remained resilient throughout the crisis, and has worked hard to ensure that today it is a strong, well capitalised and profitable business.

But last week's events - evidencing as they do unacceptable standards of behaviour within the bank - have dealt a devastating blow to Barclays reputation. As Chairman, I am the ultimate guardian of the bank's reputation.  Accordingly, the buck stops with me and I must acknowledge responsibility by standing aside.

The Board has also agreed to launch an audit of our business practices.

This audit will be led by an independent third party reporting to Sir Michael Rake and a panel of Non-Executive Directors.

It will have three objectives:

•     to undertake a root and branch review of all of the past practices that have been revealed as flawed since the credit crisis started and identify implications for our business practices and culture going forward;

• to publish a public report of its findings; and
• to produce a new, mandatory code of conduct that will be applied across Barclays.

This exercise will be part of a broader programme of activity intended to restore Barclays reputation and we will establish a zero tolerance policy for any actions that harm the reputation of the bank.

I am truly sorry that our customers, clients, employees and shareholders have been let down. Barclays is full of hard working, talented individuals whose integrity is not in question.

It goes without saying that Barclays will continue to have my wholehearted support in the future."

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.